UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Tallgrass Energy, LP

(Name of Issuer)

Class A Shares Representing Limited Partner Interests

(Title of Class of Securities)

874696107

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, NY 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Prairie ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 92,778,793
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,778,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person 92,778,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.69%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Non-ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 21,751,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,751,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,751,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 91.96%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie VCOC Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 7,876,328
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,876,328

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,876,328
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.98%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 773,510
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 773,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 773,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.27%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror E LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,127,935
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,127,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,935
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.77%
14	Type of Reporting Person PN

1	Name of Reporting Person BIP Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Infrastructure Associates L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings I/II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person OO

1	Name of Reporting Person The Blackstone Group Inc.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person CO

1	Name of Reporting Person Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person OO

1	Name of Reporting Person Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100.0%
14	Type of Reporting Person IN

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 11, 2019 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 25, 2019, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on May 13, 2019, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on August 1, 2019, Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on August 28, 2019, Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on September 26, 2019, Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the SEC on December 18, 2019 and Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with the SEC on February 20, 2020 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

On April 17, 2020, the transactions contemplated by the Merger Agreement closed, as described below in Item 4. The total consideration paid for the Class A Shares in connection with the Merger was approximately $3.5 billion. Approximately $2.9 billion of the consideration was funded through equity financing contemplated pursuant to the Equity Commitment Letter, and the remaining consideration was funded through borrowings under the Credit Agreement and the revolving credit facility of Tallgrass Energy Partners, LP, a subsidiary of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

On April 17, 2020, pursuant to the Merger Agreement, at the Effective Time Buyer was merged with and into the Issuer, with the Issuer surviving the merger and continuing to exist as a Delaware limited partnership. At the Effective Time, each issued and outstanding Class A Share as of immediately prior to the Effective Time (other than the Sponsor Shares) was canceled and converted into the right to receive $22.45 per Class A Share in cash without any interest thereon. The Sponsor Shares, Class B Units and TE Units issued and outstanding immediately prior to the Effective Time were unaffected by the Merger, and no consideration was delivered in respect thereof.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Class A Shares ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the registration of the Class A Shares will be terminated, Class A Shares held by the Reporting Persons will no longer be subject to reporting under Section 13(d) of the Exchange Act upon effectiveness of the deregistration. Consequently, this Amendment No. 8 constitutes an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 8 reflects the beneficial ownership of the Reporting Persons upon the acquisition and cancelation of the Class A Shares in connection with the Merger described above. Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there were 124,307,584 Class A Shares outstanding (other than for (i) Class A Acquiror and the Prairie Secondary Acquirors, which assumes 23,652,463 Class A Shares outstanding, (ii) Up-C Acquiror 1, which assumed 116,431,256 Class A Shares outstanding and (iii) Up-C Acquiror 2, which assumed 31,528,791 Class A Shares were outstanding). These calculations also assumed that the 23,652,463 Class A Shares held directly by the Reporting Persons were the only Class A Shares outstanding upon the cancelation of the shares described above, and took into account the number of TE Units that may have been deemed to be beneficially owned by the Reporting Persons, as applicable, which were exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 below).

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there was sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Class A Acquiror directly held 21,751,018 Class A Shares.

Up-C Acquiror 1 directly held 92,778,793 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly held 7,876,328 Class B Shares and a corresponding number of TE Units.

Secondary Acquiror 1 directly held 773,510 Class A Shares, and Secondary Acquiror 2 directly held 1,127,935 Class A Shares.

As of the filing of this Amendment No. 8, Holdings Manager is the general partner of each of the Up-C Acquirors, Class A Acquiror and each of the Prairie Secondary Acquirors. Blackstone Infrastructure is the sole member of Holdings Manager. BIA GP L.P. is the general partner of Blackstone Infrastructure. BIA GP L.L.C. is the general partner of BIA GP L.P. Blackstone Holdings II L.P. is the sole member of BIA GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Acquirors to the extent they directly hold the securities reported on this Schedule 13D) is or was the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

In accordance with the Securities and Exchange Commission Release No. 34-39538 (the “Release”), this filing does not reflect securities, if any, beneficially owned by the Harvest Fund Advisors LLC business, a subsidiary business of The Blackstone Group Inc., whose ownership of securities is disaggregated from that of the rest of The Blackstone Group Inc. and its other affiliates in accordance with the Release.

By virtue of an Equityholders Agreement, dated March 11, 2019, by and among certain of the Reporting Persons and their equityholders, Jasmine Ventures Pte. Ltd. and certain of its affiliates (“GIC”), and Enagas Holding USA, S.L.U. and certain of its affiliates (“Enagas”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, GIC and Enagas are members of any such group. Each of GIC and Enagas (collectively, the “Separately Reporting Persons”) has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons, GIC and Enagas beneficially own an aggregate of 124,307,584 Class A Shares, representing 100.00% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by GIC and Enagas.

Item 5(c) of the Schedule 13D is hereby amended by inserting the following information at the end of Item 5(c):

Except as set forth in this Amendment No. 8, none of the Reporting Persons has effected any transactions in Class A Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2020

PRAIRIE ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE NON-ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE VCOC ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE SECONDARY ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE SECONDARY ACQUIROR E LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

[Tallgrass Energy, LP – Schedule 13D/A]

BIP HOLDINGS MANAGER L.L.C.

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BLACKSTONE INFRASTRUCTURE ASSOCIATES L.P.
By: BIA GP L.P., its general partner
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BIA GP L.P.
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title: Senior Managing Director

BIA GP L.L.C.

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

[Tallgrass Energy, LP – Schedule 13D/A]

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
By:	Stephen A. Schwarzman

[Tallgrass Energy, LP – Schedule 13D/A]